Exhibit 99.2

Stock Exchange Announcement No. 7/2005
Copenhagen, Denmark
April 28, 2005

Annual General Meeting of Shareholders, April 28, 2005 — Olicom A/S

Notice is hereby given that at the Company’s Annual General Meeting of Shareholders, which was held today, the following occurred:

1.	The Board of Directors’ report on the Company’s activities during financial year 2004 was adopted. The Annual Report for 2004 for the Parent Company and the Group and balance sheet as at December 31, 2004 were approved.

The Board of Directors’ proposal to allocate losses to financial year 2005 was adopted. No dividends will be paid for 2004. Discharge of the Board of Directors and Management from their obligations was granted.

2.	The following were elected to the Board of Directors:

Eric Korre Horten, Niels Kristian Agner, Michael Heiberg and Henrik Hvidtfeldt.

3.	Ernst & Young were appointed as the Company’s auditor.

4.	The Annual General Meeting authorized the Board of Directors empowering the Company — from time to time for a period of 18 months from the date of the Annual General Meeting — to acquire up to 10% of the Company’s issued shares at the market price in force at any time, with a deviation of +/- 10%.

5.	The Board of Directors’ proposal to maintain the remuneration to the members of the Board of Directors for financial year 2005 was adopted.

6.	The Board of Directors’ proposal to amend the Articles of Association, Articles 5 and 7 and was adopted. The Board of Directors’ proposal to amend the Articles of Association, Article 14 was adopted with the addition that shareholders, provided they make a request to the Company, can receive the notice of the Company’s General Meeting by mail.

7.	The Board of Directors’ proposal for customary authorization to the Chairman of the Meeting to implement the decisions made by the Annual General Meeting was adopted.

8.	No business was transacted under ”Any Other Business”.

The Board of Directors has subsequently appointed Eric Korre Horten as Chairman of the Board of Directors and Niels Kristian Agner as Deputy Chairman of the Board of Directors.

Eric Korre Horten
Chairman of the Board of Directors